

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2011

Mr. Salesh Balak
Chief Financial Officer
Universal Biosensors, Inc.
1 Corporate Avenue,
Rowville, Victoria, Australia 3178

   Re: Universal Biosensors, Inc.
      Form 10-K for the Year Ended December 31, 2009
      Filed March 16, 2010
      File No. 000-52607

Dear Mr. Balak:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       Kevin L. Vaughn
       Accounting Branch Chief